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EXHIBIT 99.1

THE THOMSON CORPORATION

Annual Information Form

For the Year Ended December 31, 2007

March 10, 2008

In this annual information form, "Thomson," "we," "us" and "our" each refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise.

In this annual information form, "Thomson Reuters" refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group under the dual listed company structure following completion of our proposed acquisition of Reuters Group PLC (Reuters), unless the context requires otherwise.

In this annual information form, "Woodbridge" refers to The Woodbridge Company Limited and other companies affiliated with it unless the context requires otherwise.

Unless the context requires otherwise, references in this annual information form to "$," "US$" or "dollars" are to United States (U.S.) dollars. References in this annual information to "C$" are to Canadian dollars. In 2007, the average daily exchange rate was US$1.00 = C$1.07.

Information contained on our website or any other websites identified in this annual information form is not part of this annual information form. All website addresses listed in this annual information form are intended to be inactive, textual references only. The Thomson logo and other trademarks, trade names and service names of our company and our subsidiaries mentioned in this annual information form are the property of our company and our subsidiaries.

1.     PROPOSED ACQUISITION OF REUTERS

In May 2007, we agreed to acquire Reuters by implementing a dual listed company (DLC) structure. The proposed acquisition has been cleared by antitrust regulators in Europe, the United States and Canada and the only significant conditions to closing that remain are shareholder and court approvals. Our shareholders and Reuters shareholders will be asked to approve the proposed acquisition at meetings to be held on March 26, 2008. If our shareholders and Reuters shareholders approve the proposed acquisition and the requisite court approvals are obtained, we expect that closing will occur on April 17, 2008.

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, renamed as Thomson Reuters Corporation, and Thomson Reuters PLC, a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Information about our proposed acquisition of Reuters, including a description of the DLC structure, is contained in our management information circular dated February 29, 2008 relating to our special meeting of shareholders to be held on March 26, 2008, which we refer to in this annual information form as the Special Meeting Circular. The Special Meeting Circular was filed with the securities regulatory authorities in Canada and furnished to the SEC on Form 6-K on February 29, 2008 and it is specifically incorporated by reference in this annual information form.

A copy of the Special Meeting Circular is available at the Canadian securities regulatory authorities' website at www.sedar.com, at the SEC's website at www.sec.gov and at our website at www.thomson.com.

2.     FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute "forward-looking statements". When used in this annual information form, the words "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "may", "should" and similar expressions, as they relate to us and our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

  •
  changes in the general economy;

  •
  actions of our competitors;

  •
  changes to legislation and regulations;

  •
  increased accessibility by our customers to free or relatively inexpensive information sources;

  •
  failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

  •
  failure to develop new products, services, applications and functionalities to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  failure of electronic delivery systems, network systems or the Internet;

  •
  detrimental reliance on third parties for information;

  •
  failure to meet the challenges involved in the expansion of international operations;

  •
  failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative and other cost-saving initiatives;

  •
  failure to protect our reputation;

  •
  impairment of our goodwill and identifiable intangible assets;

  •
  failure of significant investments in technology to increase revenues or decrease operating costs;

  •
  increased self-sufficiency of our customers;

  •
  inadequate protection of intellectual property rights;

  •
  downgrading of our credit ratings;

  •
  threat of legal actions and claims;

  •
  changes in foreign currency exchange and interest rates;

  •
  failure to recruit and retain high quality management and key employees;

  •
  funding obligations in respect of pension and post-retirement benefit arrangements; and

  •
  actions or potential actions that could be taken by our principal shareholder, Woodbridge.

These factors and other risk factors incorporated by reference in this annual information form represent risks that our management believes are material. Other factors not presently known to us or that we presently believe are not material could also cause actual results to differ materially from those expressed in the forward-looking statements contained and incorporated by reference in this annual information form. Accordingly, undue reliance should not be placed on these forward-looking statements. We disclaim any intention or obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this annual information form, whether as a result of new information, future events or otherwise, except as required by law, rule or regulation.

3.     CORPORATE STRUCTURE

The Thomson Corporation was incorporated under the Business Corporations Act of Ontario, Canada by articles of incorporation dated December 28, 1977. We restated our articles on February 28, 2005. Our registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Our principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The following provides information about our principal subsidiaries as of December 31, 2007. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2007, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above. Our legal structure is not indicative of our operational structure.

Subsidiary	Jurisdiction of Incorporation/Formation

Thomson Canada Limited	Ontario, Canada
Thomson Holdings S.A.	Luxembourg
Thomson Finance S.A.	Luxembourg
LiveNote Technologies Ltd.	England and Wales
LiveNote Inc.	Delaware, U.S.A.
Engate LLC	Delaware, U.S.A.
Emica Corporation	Delaware, U.S.A.
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
Thomson Finance Company	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
Thomson Healthcare Inc.	Delaware, U.S.A.
Physicians' Desk Reference Inc.	Florida, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomcorp Holdings Inc.	New York, U.S.A.
Thomson Scientific Inc.	Pennsylvania, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
Quantitative Analytics, Inc.	Illinois, U.S.A.
Thomson Financial LLC	Delaware, U.S.A.
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson International SA	Luxembourg
The Thomson Corporation PLC	England and Wales
The Thomson Organisation Limited	England and Wales
TTC (1994) Limited	England and Wales
Thomson Information & Publishing Holdings Limited	England and Wales
Thomson Information & Solutions Limited	England and Wales
Thomson Legal & Regulatory Limited	England and Wales
Thomson Financial Limited	England and Wales

For a description of the anticipated structure of Thomson Reuters following completion of our proposed acquisition of Reuters, please see the section entitled "The Dual Listed Company Structure" on pages 39 to 47 of our Special Meeting Circular, which pages are incorporated by reference in this annual information form.

4.     GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are one of the world's leading information services providers. We are focused on providing products and services that:

  •
  serve business and professional customers;

  •
  target customer segments and sub-segments that we believe provide the best opportunities for growth and profitability;

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  integrate critical, must-have data with software, tools and services;

  •
  generate subscription-based or recurring revenues;

  •
  reach customers directly through a technology platform;

  •
  integrate into customers' workflows; and

  •
  are scalable and leverageable.

Through ongoing portfolio optimization and a disciplined capital allocation, we continue to shift our product and services portfolio to a higher percentage of electronic workflow solutions.

2007 Operational Priorities

In 2007, we made progress on our three key operational priorities:

2007 Objective	2007 Progress

Successfully complete the sale of Thomson Learning and deploy the proceeds in a manner that will result in long-term value creation for shareholders.	Completed the sale of Thomson Learning for approximately $8 billion and plan to use the proceeds as part of the consideration required to acquire Reuters.

Continue to increase revenue growth from existing businesses through the build-out of new and existing solutions.	Revenues increased 11%, to $7.3 billion, driven by strong growth across all business segments. Organic revenue growth was 6%.

Continue to aggressively implement THOMSONplus initiatives to drive operational efficiency and effectiveness across the organization.	Our accelerated efforts to increase operational efficiency through THOMSONplus continued in 2007. As a result, at the end of 2007, we achieved annualized run-rate savings of $120 million, investing $153 million in 2007. The aggregate amount expected to be spent on THOMSONplus remains unchanged at $250 million. However, we expect to achieve annualized run-rate savings of $160 million by the middle of 2008, six months ahead of schedule, and in excess of our original target of $150 million.

2008 Operational Priorities

For 2008, our two key operational priorities currently are:

  •
  Successfully complete the acquisition of Reuters and begin to execute on the integration and creation of the new Thomson Reuters organization; and

  •
  Drive organic growth in core businesses by building on our momentum in electronic products, software and services.

Acquisitions and Dispositions

During the last three years, we made a number of tactical acquisitions that complemented our existing information businesses. For many of our acquisitions, we purchased information or a product or service that we integrated into our operations to broaden the range of our offerings. As alternatives to the development of new products and services, these acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. These acquisitions have further strengthened our leadership position, expanded our product offerings and enabled us to enter adjacent markets and tap new revenue streams. In addition, as part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus on providing electronic workflow solutions to business and professional markets and to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also actively pursued the sale of a number of businesses during the last three years. For more information on acquisitions and dispositions that we made in 2005, 2006 and 2007, please see our Management's Discussion and Analysis for the year ended December 31, 2007.

5.     DESCRIPTION OF THE BUSINESS

Overview

For a description of our business, including information on our company's material contracts and legal proceedings involving our company, please see the section entitled "Information Concerning Thomson" on pages 143 to 165 of our Special Meeting Circular, which pages are incorporated by reference in this annual information form. For information on the business of Reuters and management's plans for the business of Thomson Reuters following completion of our proposed acquisition of Reuters, please see the section entitled "Information Concerning Reuters" on pages 203 to 212, and the section entitled "Business of Thomson Reuters" on pages 53 to 56, of our Special Meeting Circular, which pages are incorporated by reference in this annual information form.

Risk Factors

For information on the risks relating to our proposed acquisition of Reuters and the risks relating to the business and operations of our company and Thomson Reuters following completion of the acquisition, please see the section entitled "Risk Factors" on pages 106 to 113 of our Special Meeting Circular, which pages are incorporated by reference in this annual information form.

6.     DIVIDENDS

Policy

We presently pay dividends on our common shares and intend to continue to do so. Our policy is to pay common share dividends at a rate that takes into account all factors that our Board of Directors considers relevant, including our available cash flow, financial condition and capital requirements. The declaration of common share dividends by our Board of Directors and the amount of those dividends may be adjusted or eliminated at the discretion of our Board of Directors. As discussed below, we also pay dividends on our outstanding preference shares.

For information on the anticipated dividend policy of Thomson Reuters and the dividends expected to be paid to our shareholders in 2008, please see the section entitled "Dividend Policy of Thomson Reuters" on pages 69 to 73 of our Special Meeting Circular, which pages are incorporated by reference in this annual information form.

Common Share Dividends

The table below sets forth the dividends declared on our common shares in 2007, 2006 and 2005. We pay dividends on our common shares in U.S. dollars, but our common shareholders have the option to receive dividends in equivalent Canadian dollars or British pounds sterling.

Period	Dividend Amount Per Thomson Common Share

2007
Fourth Quarter	$0.245

Third Quarter	$0.245

Second Quarter	$0.245

First Quarter	$0.245

2006
Fourth Quarter	$0.220

Third Quarter	$0.220

Second Quarter	$0.220

First Quarter	$0.220

2005
Fourth Quarter	$0.200

Third Quarter	$0.200

Second Quarter	$0.200

First Quarter	$0.190

Preference Share Dividends

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The table below sets forth the dividends declared on our Series II preference shares in 2007, 2006 and 2005.

Period	Dividend Amount Per Thomson Series II Preference Share

2007
Fourth Quarter	C$0.273921

Third Quarter	C$0.274362

Second Quarter	C$0.261781

First Quarter	C$0.258904

2006
Fourth Quarter	C$0.264658

Third Quarter	C$0.264658

Second Quarter	C$0.250437

First Quarter	C$0.224384

2005
Fourth Quarter	C$0.208197

Third Quarter	C$0.188789

Second Quarter	C$0.185428

First Quarter	C$0.183390

7.     DESCRIPTION OF CAPITAL STRUCTURE

Capital Structure

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 6,000,000 shares consist of Series II preference shares. As of December 31, 2007, there were 638,682,953 common shares and 6,000,000 Series II preference shares outstanding.

For information on the amendments to be made to our capital structure upon completion of our proposed acquisition of Reuters, please see the section entitled "The Dual Listed Company Structure" on pages 39 to 47, and the section entitled "Reuters Trust Principles and Reuters Founders Share Company" on pages 48 to 52 of our Special Meeting Circular, which pages are incorporated by reference in this annual information form.

  Common Shares

Each common share entitles its holder to one vote at meetings of our shareholders and to receive dividends when declared by our Board of Directors. All dividends declared by our Board of Directors are paid equally on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

  Preference Shares

Our preference shares may be issued in one or more series as determined by our Board of Directors. Our Board of Directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our Board of Directors when authorizing a series or as provided by law.

The Series II preference shares are non-voting and are redeemable at the option of our company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Ownership Restrictions

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our articles of incorporation or other charter documents on the right of a non-resident to hold or vote our common shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

Credit Ratings

Our long-term unsecured debt securities are rated Baa1 (stable) by Moody's, A – (negative) by S&P and A (low) (stable) by DBRS.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies is set out below.

  Moody's Investor Services (Moody's)

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody's "Baa" rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated "Baa" are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest. In September 2007, Moody's downgraded its ratings assigned to our long-term debt to "Baa1" from "A3", citing significant increases in leverage that will result from our proposed acquisition of Reuters. Moody's outlook is stable. Outlooks represent Moody's assessment regarding the likely direction of the rating over the medium-term.

  Standard & Poor's (S&P)

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P's "A" rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An "A" rating indicates that the obligor's capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "– "designations to indicate the relative standing of securities within a particular rating category. In September 2007, S&P affirmed its "A-" rating of our long-term debt and changed its outlook to negative. Outlooks represent S&P's assessment regarding the potential direction of the rating over the immediate to long-term. A developing outlook is assigned when a rating may be raised or lowered.

  DBRS Limited (DBRS)

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS' "A" rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated "A" are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to "high" or "low" reflects the relative strength within the rating category. In the fourth quarter of 2007, DBRS confirmed our long-term rating and raised its outlook to stable. Outlooks represent DBRS' opinion regarding the outlook for the ratings.

The credit ratings by Moody's, S&P and DBRS are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

8.     MARKET FOR SECURITIES

Our common shares are listed and traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TOC." Of the two marketplaces, the greatest volume of trading in 2007 occurred on the Toronto Stock Exchange. Our Series II preference shares are also listed on the Toronto Stock Exchange under the symbol "TOC.PR.B."

The following table sets forth the reported trading prices in Canadian dollars and trading volumes for our common shares on the Toronto Stock Exchange during each month in 2007.

Month	High	Low	Close	Trading Volume

January	49.95	47.05	49.50	9,022,529

February	51.95	46.82	47.15	12,415,702

March	49.56	46.30	47.81	12,408,158

April	50.00	47.13	48.69	10,541,248

May	49.74	43.80	45.28	52,975,816

June	46.15	43.17	43.50	22,038,245

July	46.19	42.90	44.32	24,205,453

August	44.70	41.00	44.70	24,108,780

September	44.63	41.66	41.66	14,116,588

October	44.69	41.63	44.62	22,421,200

November	44.16	36.44	38.70	34,651,511

December	40.83	37.49	40.29	27,864,159

The following table sets forth the reported trading prices in U.S. dollars and trading volumes for our common shares on the New York Stock Exchange during each month in 2007.

Month	High	Low	Close	Trading Volume

January	42.27	40.08	42.07	831,200

February	44.19	40.07	40.37	1,571,661

March	42.83	39.46	41.56	899,100

April	44.64	40.77	44.05	1,460,800

May	44.93	39.75	42.37	2,969,180

June	43.62	40.27	41.03	2,137,800

July	44.36	40.44	41.61	3,221,000

August	42.41	38.27	42.32	2,835,500

September	42.99	40.66	41.93	1,857,800

October	47.26	42.11	47.26	2,416,200

November	47.00	36.93	38.91	3,578,604

December	41.25	37.01	40.75	3,640,544

The following table sets forth the reported trading prices in Canadian dollars and trading volumes for our Series II preference shares on the Toronto Stock Exchange during each month in 2007.

Month	High	Low	Close	Trading Volume

January	28.80	25.51	26.60	19,739

February	26.60	25.81	26.06	21,317

March	26.25	25.27	25.74	191,761

April	26.04	25.22	25.73	13,555

May	25.98	25.25	25.50	414,046

June	25.75	25.00	25.25	215,336

July	25.75	24.90	25.26	42,467

August	25.45	25.00	25.40	117,227

September	25.35	24.77	25.24	74,830

October	25.23	24.80	24.80	25,339

November	25.20	24.70	25.00	17,831

December	25.00	23.25	24.00	33,648

In 2007, we sold US$800 million of 5.70% notes due 2014. These notes are not listed or quoted on a marketplace.

9.     DIRECTORS AND OFFICERS

For information on the individuals who will serve as the initial directors and executive officers of Thomson Reuters following completion of our proposed acquisition of Reuters and other corporate governance matters relating to Thomson Reuters, please see the section entitled "Management and Governance of Thomson Reuters" on pages 74 to 89 of our Special Meeting Circular, which pages are incorporated by reference in this annual information form.

Directors

The names, municipalities and countries of residence, offices and principal occupations of our directors as of the date of this annual information form are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted below.

Our Board of Directors currently has a Corporate Governance Committee, a Human Resources Committee and an Audit Committee and the members of each committee are shown below.

Name and Municipality of Residence	Office and Principal Occupation	Director Since

David Thomson Toronto, Ontario, Canada	Chairman of Thomson and Chairman of The Woodbridge Company Limited (holding company)	1988
W. Geoffrey Beattie(1)(2) Toronto, Ontario, Canada	Deputy Chairman of Thomson and President of The Woodbridge Company Limited (holding company)	1998
Richard J. Harrington Westport, Connecticut, U.S.A.	President and Chief Executive Officer of Thomson	1993
Ron D. Barbaro(1)(3)(4) Toronto, Ontario, Canada	Chairman of The Brick Group Income Fund (retail company)	1993
Mary Cirillo(1)(5) New York, New York, U.S.A.	Corporate director	2005
Robert D. Daleo Alpine, New Jersey, U.S.A.	Executive Vice President and Chief Financial Officer of Thomson	2001

Steven A. Denning(2)(6) Greenwich, Connecticut, U.S.A.	Chairman of General Atlantic LLC (private equity firm)	2000
V. Maureen Kempston Darkes, O.C.(1)(2) Miami, Florida, U.S.A.	Group Vice President, General Motors Corporation and President of GM Latin America, Africa and Middle East (automobile manufacturer)	1996
Roger L. Martin(3) Toronto, Ontario, Canada	Dean of the Joseph L. Rotman School of Management at the University of Toronto (post secondary education)	1999
Vance K. Opperman(3) Minneapolis, Minnesota, U.S.A.	President and Chief Executive Officer of Key Investment Inc. (holding company)	1996
Michael J. Sabia(2)(7) Montreal, Québec, Canada	President and Chief Executive Officer of BCE Inc. and Chief Executive Officer of Bell Canada (communications companies)	2006
John M. Thompson(1)(3)(8) Toronto, Ontario, Canada	Chairman of the Board of The Toronto-Dominion Bank (financial institution)	2003
Peter J. Thomson Toronto, Ontario, Canada	Chairman of The Woodbridge Company Limited (holding company)	1995
Richard M. Thomson, O.C.(2)(3) Toronto, Ontario, Canada	Corporate director	1984
John A. Tory(2) Toronto, Ontario, Canada	Director, The Woodbridge Company Limited (holding company)	1978

(1)
Member of the Corporate Governance Committee.

(2)
Member of the Human Resources Committee.

(3)
Member of the Audit Committee.

(4)
Prior to 2004, Mr. Barbaro was Chairman and Chief Executive Officer of the Ontario Lottery and Gaming Corporation.

(5)
Since September 2003, Ms. Cirillo has served as an advisor to Hudson Ventures, a venture capital fund. Ms. Cirillo served as Chairman and Chief Executive Officer of OpCenter, LLC from March 2000 to September 2003.

(6)
Prior to 2005, Mr. Denning was the Managing Partner of General Atlantic Partners, LLC.

(7)
Mr. Sabia has been President and Chief Executive Officer of BCE Inc. since April 2002 and Chief Executive Officer of Bell Canada since May 2002. Mr. Sabia was President and Chief Operating Officer of BCE Inc. from March 2002 to April 2002 and Chief Operating Officer of Bell Canada from March 2002 to May 2002. He was President of BCE Inc. from December 2000 to March 2002 and Vice Chair of Bell Canada from July 2000 to March 2002. Mr. Sabia was a director and officer of Teleglobe Communications Corporation and Teleglobe Inc. from February 2002 to April 2002. In May 2002, both of these companies filed for protection under the Companies' Creditors Arrangement Act (Canada) and Chapter 11 of the U.S. Bankruptcy Code.

(8)
Mr. Thompson was Vice Chairman of the board of directors of IBM Corporation from 2000 to 2002.

Audit Committee

The members of our Audit Committee are Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson. Our Board of Directors has determined that all of the members of the Audit Committee are independent (within the meaning of the NYSE listing standards and Canadian Securities Administrators' Multilateral Instrument 52-110 (Audit Committees)) as well as financially literate (within the meaning of the NYSE listing standards and Multilateral Instrument 52-110).

  •
  Mr. Opperman is currently President and Chief Executive Officer of Key Investment Inc., and was formerly the President of West Publishing Company. He also serves on the boards of DeCare Dental LLC, Blue Cross/Blue Shield of Minnesota and Avenet LLC. Mr. Opperman received a J.D. from the University of Minnesota Law School.

  •
  Mr. Barbaro is Chairman of The Brick Group Income Fund, a Toronto Stock Exchange listed income fund, and was formerly the Chairman and CEO of the Ontario Lottery and Gaming Corporation. He was also formerly the President of Worldwide Operations for the Prudential Insurance Company of America. Mr. Barbaro also serves as Chairman of Trans

    Global Life Insurance Company and is a director of Northbridge Financial Corporation, a Toronto Stock Exchange listed company.

  •
  Mr. Martin is currently the Dean of the Joseph L. Rotman School of Management at the University of Toronto. He also serves as a director of Research in Motion Limited, a Toronto Stock Exchange and Nasdaq listed company. Mr. Martin received an MBA from Harvard Business School.

  •
  Mr. Thompson is currently the non-executive independent Chairman of the Board of The Toronto-Dominion Bank, a Toronto Stock Exchange and New York Stock Exchange listed company, and was formerly the Vice Chairman of the Board of IBM Corp., a New York Stock Exchange listed company. Prior to that, he held various senior executive positions with IBM. He also serves as the member of the supervisory board of Royal Philips Electronics, a New York Stock Exchange listed company. Mr. Thompson received his undergraduate degree from the University of Western Ontario and completed the executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

  •
  Mr. Thomson is a corporate director and was formerly the Chairman and Chief Executive Officer of The Toronto-Dominion Bank, a Toronto Stock Exchange and New York Stock Exchange listed company. He also serves as a director and member of the audit committee of Nexen Inc., a Toronto Stock Exchange and New York Stock Exchange listed company. He is also Vice Chairman and a member of the audit committee of S.C. Johnson & Son, Inc. Mr. Thomson received an MBA from Harvard Business School. Mr. Thomson is not related to David Thomson and Peter J. Thomson.

Our Board of Directors has also determined that Richard Thomson is qualified as an "audit committee financial expert" (within the meaning of applicable SEC rules) and that he has "accounting or related financial management expertise" (within the meaning of the NYSE listing standards).

A copy of the charter of our Audit Committee is attached to this annual information form as Schedule A and is also available on our website, www.thomson.com.

Executive Officers

The names, municipalities and countries of residence, offices and principal occupations of our executive officers as of the date of this annual information form are shown below. All of our executive officers have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted below. Messrs. Harrington, Daleo, Smith and Wilens are members of our company's Executive Committee.

Name and Municipality of Residence	Office and Principal Occupation

Richard J. Harrington Westport, Connecticut, U.S.A.	President and Chief Executive Officer
Robert D. Daleo Alpine, New Jersey, U.S.A.	Executive Vice President and Chief Financial Officer
James C. Smith(1) Stamford, Connecticut, U.S.A.	Executive Vice President and Chief Operating Officer
Michael E. Wilens(2) Westport, Connecticut, U.S.A.	Executive Vice President and Chief Technology Officer
Robert B. Bogart(3) New York, New York, U.S.A.	Executive Vice President, Human Resources
Deirdre Stanley(4) New York, New York, U.S.A.	Senior Vice President and General Counsel
Gustav Carlson(5) Bedford, New York, U.S.A.	Senior Vice President and Chief Marketing and Communications Officer
Richard Benson-Armer(6) Brookfield, Connecticut, U.S.A.	Senior Vice President and Chief Strategy Officer
Mike Boswood(7) Wilton, Connecticut, U.S.A.	President and Chief Executive Officer, Thomson Healthcare

Vin Caraher(8) Wayne, Pennsylvania, U.S.A.	President and Chief Executive Officer, Thomson Scientific
Roy M. Martin, Jr.(9) St. Paul, Minnesota	President and Chief Executive Officer, Thomson Tax & Accounting
Sharon Rowlands(10) New York, New York, U.S.A.	President and Chief Executive Officer, Thomson Financial
Peter Warwick(11) Minneapolis, Minnesota, U.S.A.	President and Chief Executive Officer, Thomson North American Legal
Helen Owers(12) London, United Kingdom	President and Chief Operating Officer, Thomson International Legal & Regulatory

(1)
Mr. Smith became Executive Vice President and Chief Operating Officer of Thomson in 2007. In 2005 and 2006, he was President and Chief Executive Officer of Thomson Learning's Academic & Reference Group. Prior to that, Mr. Smith was Executive Vice President, Human Resources and Administration of Thomson.

(2)
Mr. Wilens became Executive Vice President, Chief Technology Officer of Thomson in 2006. Prior to this appointment, he was President and Chief Executive Officer of Thomson Legal & Regulatory's North American Legal division from 2000 to 2006. Prior to that, he was Chief Technology Officer of Thomson as well as Thomson West.

(3)
Mr. Bogart became Executive Vice President, Human Resources of Thomson in 2005. From 2003 to 2005, he was Senior Vice President of Human Resources for Thomson Financial. Prior to joining Thomson Financial, he was the senior human resources executive and a member of the operating committee at Primerica Corporation.

(4)
Ms. Stanley became Senior Vice President and General Counsel of Thomson in 2002. Prior to joining Thomson, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies.

(5)
Mr. Carlson became Senior Vice President and Chief Marketing and Communications Officer of Thomson in 2007. He joined Thomson in 2006 as Senior Vice President, Corporate Communications. Prior to joining Thomson, Mr. Carlson was Vice President, Communications for Standard & Poor's and Associate Partner, Corporate Communications at Accenture.

(6)
In 2006, Mr. Benson-Armer was appointed Senior Vice President, Chief Strategy Officer of Thomson. Prior to this appointment, he was Senior Vice President, Strategic Planning and Business Development at Thomson Learning. Prior to joining Thomson in 2004, Mr. Benson-Armer was a partner at McKinsey & Company.

(7)
In 2008, Mr. Boswood was appointed President and Chief Executive Officer of Thomson Healthcare. Prior to this appointment, he was President and Chief Executive Officer of Thomson International Legal & Regulatory from 2003 to 2008. He was previously Managing Director of Thomson Legal & Regulatory Europe.

(8)
Mr. Caraher became President and Chief Executive Officer of Thomson Scientific in 2004. Prior to this appointment, he held various senior management positions at Thomson Scientific, including Executive Vice President, Pharma Markets, Executive Vice President, Academic and Government Markets and Senior Vice President, Worldwide Sales and Marketing.

(9)
Mr. Martin became President and Chief Executive Officer of Thomson Tax & Accounting in 2005. From 2001 to 2005, he was President and Chief Executive Officer of Thomson Dialog.

(10)
Ms. Rowlands has been President of Thomson Financial since 2000. She became Thomson Financial's Chief Executive Officer in 2005. Prior to being named President and Chief Executive Officer of Thomson Financial, she was President and Chief Operating Officer of Thomson Financial.

(11)
Mr. Warwick has been President and Chief Executive Officer of Thomson North American Legal since 2006. He is also the President and Chief Executive Officer of Thomson West, a role he took on in 2005. Prior to these appointments, he was President and Chief Executive Officer of Thomson Tax & Accounting from 2001 to 2004. He was also previously Chief Executive Officer of Thomson Legal & Regulatory Asia Pacific.

(12)
Ms. Owers has been the President and Chief Operating Officer of Thomson International Legal & Regulatory since 2008. She became Chief Operating Officer in 2003 and was also Head of Business Development from 2004 to 2008 for Thomson International Legal & Regulatory. She was previously Director of European Operations of Thomson Legal & Regulatory Europe.

Ownership of Securities

At March 6, 2008, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of our outstanding common shares. David Thomson and Peter J. Thomson are the Chairmen, and Mr. Beattie is the President, of Woodbridge, our controlling shareholder. Mr. Tory is a director of Woodbridge. As of March 6, 2008, Woodbridge beneficially owned approximately 70% of our outstanding common shares.

Principal Accountant Fees and Services

PricewaterhouseCoopers LLP have been the auditors of our company since our incorporation in 1977.

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2007 and 2006 were as follows:

(in millions of U.S. dollars)	2007	2006

Audit fees	$13.7	$21.1
Audit-related fees	19.0	11.5
Tax fees	10.9	7.4
All other fees	0.2	0.1
Total	$43.8	$40.1

  Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

  Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the "audit fees" category above. These services included advisory services related to internal control over financial reporting, audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.

  Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

  All Other Fees

Fees disclosed in the tables above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

  •
  authoring content for inclusion in certain of our products and services; and

  •
  French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents.

  Pre-approval Policies and Procedures

For the year ended December 31, 2007, our Audit Committee was responsible for overseeing the work of the independent auditors and considered whether the provision of services other than audit services was compatible with maintaining the auditors' independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gave detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee. The policy required the Audit Committee's specific pre-approval of all other permitted types of services that have not already been pre-approved. Senior management periodically provided the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee's charter delegated to its Chair the authority to evaluate and approve engagements in the event that the need arose for approval between Audit Committee meetings. If the Chair approved any such engagements, he reported his approval decisions to the full Audit Committee at its next meeting.

For the year ended December 31, 2007, none of our audit-related, tax or all other fees described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators' Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its board of directors and solely independent directors on its compensation committee and corporate governance committee. The rules permit a "controlled company" to be exempt from these requirements. A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the Audit Committee must be comprised solely of independent directors.

Our company is controlled by Woodbridge, which beneficially owned approximately 70% of our outstanding common shares as of March 6, 2008. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee. Accordingly, the Board has approved the company's reliance on the controlled company exemption. Nine of our current 15 directors are independent of both management and the controlling shareholder.

Independent Directors

In February 2008, our Board conducted its annual assessment of the independence of each of its members. In determining independence, the Board examined and relied on the definition of "independent" in the NYSE listing standards and as referenced in National Instrument 58-101. The Board also reviewed the results of annual questionnaires completed by each director. After considering a wide variety of factors and information disclosed by each director, our Board determined that of our 15 current directors, nine are independent.

  •
  Two of our directors (Messrs. Harrington and Daleo) are not independent because they are members of senior management of Thomson.

  •
  Four of our directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are not independent because they are directors and current or former executive officers of Woodbridge. None of these individuals is a member of The Thomson Corporation's management team. While the Board considers these directors' interests to be fully aligned with the interests of minority shareholders, and although they do not act as part of our executive management, the NYSE listing standards and National Instrument 58-101 suggest that they be considered not independent.

  •
  The independent directors are Mary Cirillo, V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Martin, Opperman, Sabia, Thompson and Richard M. Thomson. Richard M. Thomson is not related to David Thomson and Peter J. Thomson. In determining that all of these directors are independent, the Board considered all relevant facts and circumstances, including that in the normal course of business, The Thomson Corporation provides services to, and receives services from, companies that some of our directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal's Westlaw service. The Board determined that these types of relationships were immaterial. In particular, the Board acknowledged that Messrs. Denning and Thompson were also directors of companies that our company has a relationship with, but determined that these relationships also were not material and did not preclude a finding of independence.

  •
  Mr. Denning, one of our independent directors, is also a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially signed the contract, we expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period. In 2007 and 2006, we paid Hewitt $11 million and $16 million, respectively, for its services. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the Board of Directors.

  •
  Mr. Thompson, another of our independent directors, is the non-executive independent Chairman of the Board of The Toronto-Dominion Bank. In the normal course of business, our company has a banking relationship with The Toronto-Dominion Bank and one of the bank's affiliates has served as a dealer for our company's recent offerings of debt securities in Canada.

Pursuant to applicable rules, the Chairman cannot be considered independent because he is an executive officer of Woodbridge, which is our controlling shareholder. As Chairman, David Thomson directs the operations of the Board in such a way that it operates independently of management. The Chairman is responsible for establishing the agenda for meetings, ensuring that the Board has sufficient resources and information to carry out its functions and facilitating a constructive relationship between the Board and senior management.

Presiding Directors at Meetings of Non-Management and Independent Directors

At the conclusion of all Board meetings, the non-management directors meet as a group. W. Geoffrey Beattie, the Deputy Chairman, chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management. In addition, our independent directors meet at least once each year without management directors or directors affiliated with our controlling shareholder. These meetings are chaired by John M. Thompson.

Communications with Non-Management and Independent Directors and Presiding Directors

Interested parties may contact either our non-management or independent directors as a group or the directors who preside over their meetings (Mr. Beattie and Mr. Thompson, respectively) by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada or by e-mail at board.secretary@thomson.com.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller. The Code has been adopted by our Board. During January 2007, we updated the Code to make certain clarification changes and technical amendments and to improve its ease of use. These updates apply to all of our employees, directors and officers.

All of our employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to further promote a culture of ethical business conduct through the corporation, we require most of our employees to complete an online training course related to the Code. The Corporate Governance Committee also receives an annual report regarding the Code and our ethics hotline from our General Counsel. No material violations were reported in 2007. Also, no waivers under the Code were sought by or granted to our directors or executive officers in 2007.

A copy of the Code is available on our website at www.thomson.com as well as at www.sedar.com and www.sec.gov. Our Code is also available (without charge) in print or electronically to any person who requests a copy. Requests should be made to our company at the address set forth in Item 12, "Additional Information," of this annual information form.

Corporate Governance Guidelines and Board Committee Charters

Our corporate governance guidelines and charters for each committee of our Board are posted in the "Corporate Governance" part of the "Investor Relations" section of our website at www.thomson.com.

Our corporate governance guidelines and committee charters are also available (without charge) in print or electronically to any person who requests a copy. Requests should be made to our company at the address set forth in Item 12, "Additional Information," of this annual information form.

10.  TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada, with transfer facilities in Toronto, Montreal, Calgary and Vancouver. In the United States, our transfer agent is Computershare Trust Company N.A., with transfer facilities in Golden, Colorado. Computershare Investor Services PLC is our transfer agent in the United Kingdom in Bristol. Computershare Trust Company of Canada is also the transfer agent and registrar for our Series II preference shares, with transfer facilities only in Toronto.

11.  INTERESTS OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, who have prepared an independent auditors' report dated March 6, 2008 in respect of our consolidated financial statements with accompanying notes as at and for the years ended December 31, 2007 and December 31, 2006, as well as a report on the effectiveness of internal control over financial reporting as of December 31, 2007. PricewaterhouseCoopers LLP has advised that they are independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants

of Ontario and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board.

12.  ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our common shares and securities authorized for issuance under our equity compensation plans, is contained in our management information circular for our annual meeting of shareholders involving the election of directors. Additional financial information is provided in our audited consolidated financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2007. When available, copies of these documents may be obtained by making a request in writing to Investor Relations Department, The Thomson Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to investor.relations@thomson.com.

Additional information on our company and on our proposed acquisition of Reuters is contained in our Special Meeting Circular.

You may access other information about our company, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Information required to be provided pursuant to Form 52-110F1 (Audit Committees) is contained in Item 8, "Directors and Officers," of this annual information form.

SCHEDULE A TO
ANNUAL INFORMATION FORM

AUDIT COMMITTEE CHARTER

As approved by the Thomson Board of Directors on February 23, 2007

THE THOMSON CORPORATION

AUDIT COMMITTEE CHARTER

1.     PURPOSE

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

  •
  the integrity of the Corporation's financial statements;

  •
  the Corporation's compliance with legal and regulatory requirements;

  •
  the qualifications and independence of the Corporation's auditor;

  •
  the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;

  •
  the performance of the Corporation's internal audit function and independent auditor; and

  •
  any additional matters delegated to the Audit Committee by the Board.

2.     MEMBERS

The Board must appoint a minimum of three and a maximum of five directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Corporate Governance Committee. All of the members of the Audit Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law).

In addition, every member of the Audit Committee will be Financially Literate and at least one member will have accounting or related financial management expertise as the Board interprets such qualification in its business judgement. The Board will determine whether at least one member is an Audit Committee Financial Expert and will make appropriate disclosure. A member of the Audit Committee may not serve on more than two other public company audit committees except with the prior approval of the Board.

Members of the Audit Committee (i) may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pensions or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (ii) may not be an "affiliated person" (within the meaning of applicable law or regulations) of the Corporation or any of its subsidiaries.

3.     RESPONSIBILITIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

(a)   Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Audit Committee will:

  •
  select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

  •
  review and approve the auditor's engagement letter;

  •
  after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor's quality controls are adequate and the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;

  •
  oversee the auditor's work, including resolving any disagreements between management and the auditor regarding financial reporting;

  •
  at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and

  •
  where appropriate, terminate the auditor.

(b)   Confirmation of the Auditor's Independence

At least annually, and before the auditor issues its report on the Corporation's annual financial statements, the Audit Committee will:

  •
  confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation that in the auditor's professional judgment may reasonably be thought to bear on its independence;

  •
  discuss with the auditor any disclosed relationships or services that may affect its independence;

  •
  obtain written confirmation from the auditor that it is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Corporation within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission; and

  •
  confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Corporation.

(c)    Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee has established policies and procedures, and may revise such from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

(d)   Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

  •
  planning and staffing of the audit;

  •
  any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;

  •
  whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

  •
  the extent to which the auditor is satisfied with the nature and scope of its examination;

  •
  any instances of fraud or other illegal acts involving senior management of the Corporation;

  •
  whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor's work or access to required information and any significant disagreements with management (along with management's response);

  •
  the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

  •
  the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.

(e)   Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee will review a summary of the auditor's audit plan for each audit.

(f)    Review of Audit Fees

The Audit Committee will determine the auditor's fee and the terms of the auditor's engagement. In determining the auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support to be provided to the auditor by the Corporation.

(g)   Review of Financial Statements

The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor:

  •
  management's discussion and analysis relating to the annual audited financial statements and interim financial statements;

  •
  any reconciliation of the Corporation's financial statements from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles;

  •
  all critical accounting policies and practices used or to be used by the Corporation; and

  •
  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit Committee will also engage the auditor to review the interim financial statements and any reconciliation of the Corporation's financial statements prior to the Audit Committee's review of such financial statements or reconciliation.

(h)   Review of Other Financial Information

The Audit Committee will:

  •
  review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of "pro forma" or "adjusted" non-GAAP financial measures);

  •
  ensure that adequate procedures are in place for management's review of all other financial information extracted or derived from the Corporation's financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee shall periodically assess the adequacy of those procedures;

  •
  review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of any material control deficiencies;

  •
  review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and

  •
  review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

(i)    Review of the Internal Audit Function

The Audit Committee will review the mandate, budget, planned activities, staffing and organizational structure of the Corporation's internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the auditor.

The Audit Committee will review the appointment and replacement of the officer in charge of internal audit and will review the significant reports to management prepared by the internal auditing department and management's responses.

The Audit Committee has the authority to communicate directly with the officer in charge of internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities but not less often than annually, the Audit Committee will meet privately with the officer in charge of internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of internal audit.

(j)    Relations with Senior Management

The Audit Committee members will meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.

(k)   Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material weaknesses or significant deficiencies.

The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods.

The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(l)    Legal and Regulatory Compliance

The Audit Committee will review with the Corporation's legal counsel any legal or regulatory matters that could have a significant effect on the Corporation's financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

(m)  Risk Assessment and Risk Management

The Audit Committee will review periodically with senior management the Corporation's guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(n)   Taxation Matters

The Audit Committee will periodically review with senior management the status of significant taxation matters of the Corporation.

(o)   Hiring Employees of the Auditor

The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.     COMPLAINTS PROCEDURE

The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Corporation regarding questionable accounting or auditing matters or disclosure controls.

5.     REPORTING

The Audit Committee will regularly report to the Board on:

  •
  the auditor's independence;

  •
  the performance of the auditor and the Audit Committee's recommendations regarding its reappointment or termination;

  •
  the performance of the internal audit function;

  •
  the adequacy of the Corporation's internal controls and disclosure controls;

  •
  its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation's financial statements, including any issues with respect to the quality or integrity of the financial statements;

  •
  its review of the annual and interim management's discussion and analysis;

  •
  any issues that arise with respect to the Corporation's compliance with legal and regulatory requirements; and

  •
  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

6.     REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Corporate Governance Committee together with any proposed amendments. The Corporate Governance Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

7.     ASSESSMENT

At least annually, the Corporate Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.     CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

9.     REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

10.  ACCESS TO INDEPENDENT COUNSEL AND OTHER ADVISORS

In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Corporation without Board approval at any time and has the authority to determine any such counsel's or advisor's fees and other retention terms. The Corporation shall also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

11.  DEFINITIONS

Capitalized terms used in this Charter have the meanings attributed to them below:

"Audit Committee Financial Expert" means a person who has the following attributes:

  (a)
  an understanding of generally accepted accounting principles and financial statements;

  (b)
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  (c)
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

  (d)
  an understanding of internal controls over financial reporting; and

  (e)
  an understanding of audit committee functions.

A person shall have acquired such attributes through:

  (i)
  education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

  (ii)
  experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

  (iii)
  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

  (iv)
  other relevant experience.

"Financially Literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

QuickLinks

  EXHIBIT 99.1
TABLE OF CONTENTS
  SCHEDULE A TO ANNUAL INFORMATION FORM
AUDIT COMMITTEE CHARTER